[Letterhead of Simpson Thacher & Bartlett LLP]

January 12, 2018

VIA EDGAR

Re:	Gates Industrial Corporation plc
Registration Statement on Form S-1
Filed December 27, 2017
Amendment No. 1 to Registration Statement on
Form S-1 Filed January 8, 2018
File No. 333-222310

Caleb French, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. French:

On behalf of Gates Industrial Corporation plc (“Gates”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement relating to the offering of its ordinary shares, marked to show changes from the Registration Statement filed on December 27, 2017. Amendment No. 2 has been revised in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated January 9, 2018, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Gates.

Risk Factors, page 26

1.	Revise to add risk factor disclosure regarding the exclusive forum provision disclosed on page 188.

Gates has added disclosure on page 52 to disclose the risks regarding the exclusive forum provision included in its Articles.

Certain Relationships . . ., page 162

2.	We note the added disclosure on pages 11 and 136 regarding the receipt of depositary receipts instead of ordinary shares. Please briefly describe the purpose of this arrangement. For example, disclose any material benefits, such as tax or transferability, related to acquiring and holding depositary receipts instead of ordinary shares. Also revise your disclosure on page 173 to describe the rights of holders of depositary receipts, including how the rights of holders of depositary receipts will differ from those who hold ordinary shares. Please also file the instrument that defines the rights of holders of depositary receipts as an exhibit.

Gates has revised the disclosure on pages 165 and 190-191 to disclose the material benefits related to acquiring and holding depositary receipts instead of ordinary shares and the rights of holders of depositary receipts, as well as to explain that holders of depositary receipts will generally be entitled to the same rights as a direct holder of ordinary shares.

Gates has also filed a form of the Agreement for the Provision of Depositary Services and Custody Services in respect of Gates Industrial Corporation plc Depositary Receipts among Computershare Trust Company, N.A., Gates Industrial Corporation plc and Holders of Depositary Receipts as Exhibit 10.27 to Amendment No. 2.

Principal Shareholders, page 165

3.	Your disclosure on page 128 indicates that Ms. Seely is a “Named Executive Officer.” Therefore, please revise to include her in this table.

Gates has revised the disclosure on page 166 to include Ms. Seely in the Principal Shareholders table.

Underwriting, page 198

4.	If Current Capital Securities has “a zero share allocation and no underwriting obligations,” as disclosed here, please clarify why they are identified on the prospectus cover page and in this section. Please also revise to clarify the nature and extent of their involvement in this public offering.

Gates has been advised by Current Capital Securities (“Current Capital”) that Current Capital is a registered broker-dealer but does not have FINRA approval to underwrite securities and therefore is receiving a zero share allocation. They are, however, acting as a co-manager of the offering and providing services consistent with other co-managers of the transaction. They are identified on the prospectus cover page and in the underwriting section in reflection of their role as a co-manager. Consistent with other offerings, the underwriting fee will be split among the investment banks participating in the offering between a fee per share paid based on the share allocation and a fee per share paid to the managers. Current Capital will not receive any fee based on the share allocation but will receive a share of the management fee.

Exhibit 5.1

5.	Counsel should examine all matters necessary to provide the opinion required under Item 601(b)(5) of Regulation S-K. As such, please remove the language in section 1(c) that counsel conducted only the searches and enquiries identified in section 1(a) and (b), or advise.

Counsel has revised its opinion in response to the Staff’s comment and is filing an updated form of opinion as Exhibit 5.1 to Amendment No. 2. A signed version of counsel’s opinion will be included in a pre-effective amendment to the Registration Statement.

6.	The last sentence of section two appears to limit a party’s rights under the federal securities laws, which counsel may not do. Please revise as appropriate.

Counsel has revised its opinion in response to the Staff’s comment and is filing an updated form of opinion as Exhibit 5.1 to Amendment No. 2. A signed version of counsel’s opinion will be included in a pre-effective amendment to the Registration Statement.

7.	Please ask counsel to explain why the assumptions in section 3(d), (e), (g), (h) and (i) are appropriate.

Counsel has revised its opinion in response to the Staff’s comment and is filing an updated form of opinion as Exhibit 5.1 to Amendment No. 2 which removes the assumptions in Section 3(d), (e), (g) and (h) of the opinion previously filed as Exhibit 5.1. A signed version of counsel’s opinion will be included in a pre-effective amendment to the Registration Statement.

However, Counsel respectfully advises the Staff that Section 3(i) of the previously-filed opinion (now Section 3(e) of the opinion filed with Amendment No. 2) is a standard assumption in Simpson Thacher & Bartlett LLP’s English law opinions which is included because the records of Companies House and the Central Index of Winding-Up Petitions may not be complete or up-to-date.

In particular, the Central Index of Winding-Up Petitions may not contain details of administration applications filed, or appointments recorded in or orders made by, district registries and county courts outside of London. Searches at Companies House and at the Central Index of Winding-Up Petitions are not capable of revealing whether or not a winding-up petition or a petition for the making of an administration order has been presented and, further, notice of a winding-up order or resolution, notice of an administration order and notice of the appointment of a receiver may not be filed at Companies House immediately and there may be a delay in the relevant notice appearing on the file of the company concerned.

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Please do not hesitate to call me at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Amanda Ravitz

Geoff Kruczek

Kristin Lochhead

Gary Todd

Gates Industrial Corporation plc

Jamey S. Seely

David H. Naemura

Simpson Thacher & Bartlett LLP

Jonathan R. Ozner

Davis Polk & Wardwell LLP

Michael Kaplan